

March 26, 2013

<u>Via E-mail</u>
A.J. Boisdrenghien
Chief Executive Officer and President
Franchise Holdings International, Inc.
5910 South University Boulevard, C-18, Unit 165
Littleton, CO 80121

      Re: Franchise Holdings International, Inc.
              Form 10-K for Fiscal Year Ended September 30, 2012
              Filed December 28, 2012
              File No. 0-27631

Dear Mr. Boisdrenghien:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ William H. Thompson

                    William Thompson
                    Accounting Branch Chief